SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 0001164771

As at December 19, 2002

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 19, 2002

* Print the name and title of the signing officer under his signature.

NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092

NORTHERN DYNASTY NEGOTIATES EXTENSION FOR GIANT
PEBBLE GOLD-COPPER DEPOSIT PURCHASE
$300,000 FINANCING PLANNED

December 19, 2002 , Vancouver , BC - Bruce A. Youngman, Vice-President of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company has amended its option agreement of October 29, 2001 with Teck Cominco American Incorporated with respect to the Pebble gold-copper property in Alaska. Under an amending agreement dated December 19, 2002, Northern Dynasty has agreed to accelerate the exercise of its extension right under the Exploration Lands Option in consideration of receiving an extension from Teck Cominco of one year (to November 30, 2004) for the exercise of the Resource Lands Option, allowing Northern Dynasty to purchase a 100% interest in the billion tonne Pebble deposit for US $10 million. Northern Dynasty will therefore exercise the December 31, 2002 tranche of the Pebble option and issue 500,000 shares and 250,000 warrants, plus an additional 200,000 shares for the one year deferral.

Northern Dynasty also announces that it is intending to issue 600,000 Units in its capital stock at a price of $0.50 per Unit (each Unit consisting of a share and share purchase warrant exercisable for two years at $0.60 per share) to conduct exploration on Canadian prospects. Insiders will be purchasing approximately one-third of this placement and the Units will be tax-advantaged flow-through Units. The placement is subject to TSX Venture Exchange acceptance and is expected to close prior to December 31, 2002.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Bruce A. Youngman

Bruce A. Youngman
Vice-President

No regulatory authority has approved or disapproved the information contained in this news release.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.